

September 15, 2011

Via Email
Emily Broussard Sperandio
Senior Director, Corporate Counsel - Securities and Corporate Governance
Sysco Corporation
1390 Enclave Parkway
Houston, Texas 77077

> **Re:**   **Sysco Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 9, 2011**
> **File No. 001-06544**

Dear Ms. Sperandio:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Recommendation Regarding the Frequency with which Sysco Will Conduct Stockholder Advisory Votes on Executive Compensation Item No. 3 on the Proxy Card, page 74

1. We note your disclosure on page 74 regarding the advisory vote on the frequency of the advisory vote on the compensation of your named executive officers. As drafted, your disclosure in the third paragraph of this section and your resolution suggest that shareholders must either vote for or against the advisory vote being held every year. Please revise your disclosure and resolution to clarify that shareholders may vote that the advisory vote on compensation should occur every one, two or three years, or may abstain from voting. Please note that we do not object to the Board making a recommendation, so long as all voting options available to the shareholders are clearly stated. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director